UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.

(Name of Registrant)

9335, Harris corners, Charlotte, N.C

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.       Press Release dated June 3, 2026, re: TAT Technologies Ltd. Announcement of new contract

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: June 3, 2026

FOR IMMEDIATE RELEASE

TAT Technologies Secures $45 Million in Long-Term MRO Contract Awards

Multi-year APU and Heat Exchangers MRO agreements

Expand international commercial airline relationships and strengthen revenue visibility

Charlotte, NC, June 3, 2026- TAT Technologies Ltd. (Nasdaq: TATT) (TASE: TATT) (“TAT” or the “Company”), today announced the award of several new long-term maintenance, repair and overhaul “MRO” agreements with international commercial and cargo airline customers, representing estimated aggregate revenue of approximately $45 million over contract terms ranging from 5 to 10 years.

New Contracts Awards

The newly awarded agreements include support across auxiliary power unit (APU) platforms under TAT’s OEM authorization as well as MRO for heat exchangers. The Company believes these awards will further reinforce its growing position within the global commercial aviation aftermarket and reflect continued demand for its APUs and thermal components.

Minority Interest Sold

The Company also announced the sale of its minority interest in an unconsolidated entity. As a result of the transaction, the Company expects to recognize an estimated one-time pre-tax gain of approximately $4 million in the second quarter of 2026.

Mr. Igal Zamir, TAT’s CEO and President, commented, “These new long-term contracts represent another important successful milestone in our global sales efforts. We continue to see strong demand across our MRO operations, supported by healthy booking activity and increasing engagement from both existing and new airline customers worldwide.”

“These agreements further enhance our revenue visibility and backlog while expanding our presence across key international airline programs. We believe the continued momentum across our business positions TAT to deliver expected revenue growth and EBITDA expansion throughout 2026 and in subsequent years.”

About TAT Technologies LTD

TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on landing gears and other aircraft components. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military. For more information, please visit www.tat-technologies.com.

Safe Harbor for Forward-Looking Statements

This press release and/or this report contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Eran Yunger

Director IR

Tel : +1-980-451-1115

Erany@tat-technologies.com